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                         SIMPSON THACHER & BARTLETT LLP
                                AMERICAN LAWYERS
                             ICBC TOWER, 35TH FLOOR
                                  3 GARDEN ROAD
                                    HONG KONG
                                 (852) 2514-7600
                                -----------------
                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                              E-MAIL ADDRESS
 (852) 2514-7630                                               LCHEN@STBLAW.COM


November 21, 2007


VIA HAND DELIVERY AND EDGAR
---------------------------
Ms. Peggy Fisher
Mr. Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     RE:  YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
          REGISTRATION STATEMENT ON FORM F-1 (FILE NO. 333-147223)

Dear Ms. Fisher and Mr. Mumford:

     On behalf of our client, Yingli Green Energy Holding Company Limited, an exempted company organized under the laws of the Cayman Islands (the "Company"), we are enclosing four (4) courtesy copies of Amendment No. 1 ("Amendment No. 1") to the Company's registration statement on Form F-1, which has been filed today on EDGAR with the Securities and Exchange Commission (the "Commission"). For your ease of reference, the enclosed hard copies of Amendment No. 1 are marked to show changes to the Company's registration statement filed with the Commission on November 7, 2007 (the "Registration Statement"). On behalf of the Company, we wish to thank you and the other members of the Commission (the "Staff") for your prompt comments on the Registration Statement.

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SIMPSON THACHER & BARTLETT LLP

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     The Company has responded to all of the Staff's comments either by revising the Registration Statement to comply with the Staff's comments, providing an explanation if the Company has not so revised or providing supplemental information as requested. In addition to the revisions made in response to the Staff's comments, the Company has revised the Registration Statement to (i) include the information relating to the proposed concurrent offering of US$150,000,000 Zero Coupon Convertible Senior Notes of the Company; (ii) remove the information relating to the proposed offering by the Company of 3,000,000 ADSs; (iii) include further information on the selling shareholders; and (iv) otherwise enhance disclosure generally.

     Subject to market conditions, the Company currently plans to bulk-print its preliminary prospectus and to commence the road show for this concurrent offering of the ADSs and convertible notes on or about November 26, 2007 and expects to price this offering on or about November 29, 2007. The Company would very much appreciate the assistance of the Staff in working towards this goal.

     Set forth below are the Company's responses to the comments contained in the letter dated November 20, 2007 from the Staff. The comments are retyped below for your ease of reference and are followed by our responses thereto. In our responses, we have included page numbers to refer to the location of Amendment No. 1 where the language addressing a particular comment appears.

1. WE NOTE THE DISCLOSURE IN THE SECOND RISK FACTOR BEGINNING ON P. 27 OF THE F-1 THAT AN AFFILIATE OF CHINA SOUTH INDUSTRIES GROUP CORPORATION "HAS BEEN DESIGNATED BY THE U.S. STATE DEPARTMENT...AS ENGAGED IN THE TRANSFER TO IRAN OF EQUIPMENT AND TECHNOLOGY HAVING THE POTENTIAL TO MAKE A MATERIAL CONTRIBUTION TO THE DEVELOPMENT OF WEAPONS OF MASS DESTRUCTION." PLEASE IDENTIFY FOR US THE CHINA SOUTH AFFILIATE TO WHICH YOU REFER.

     The Company confirms that the affiliate of China South Industries Group Corporation is North China Industries Corporation, a company incorporated in China in which China South Industries Group Corporation holds a 50% equity interest. The Company has revised the referenced disclosure on page 30 to disclose the identity of this entity.

2. WE NOTE THE DISCLOSURE IN THE REFERENCED RISK FACTOR THAT REPUTATIONAL ISSUES RELATING TO TIANWEI YINGLI OR TO YOU MAY ARISE "TO THE EXTENT THE ACQUISITION BY CHINA SOUTH INDUSTRIES GROUP CORPORATION OF THE PARENT COMPANY OF BAODING TIANWEI IS CONSUMMATED AND IF OUR AFFILIATES ARE INVOLVED IN ACTIVITIES THAT, IF PERFORMED BY A U.S. PERSON, WOULD ILLEGAL UNDER U.S. SANCTIONS." PLEASE CLARIFY FOR US WHETHER YOU ARE AWARE THAT ONE OR MORE OF YOUR CURRENT AFFILIATES, OR ENTITIES OR PERSONS WHO WOULD BE YOUR AFFILIATES OR AFFILIATES OF TIANWEI YINGLI AFTER CHINA SOUTH ACQUIRES THE PARENT OF BAODING TIANWEI, OTHER THAN THE CHINA SOUTH AFFILIATE TO WHICH YOU SPECIFICALLY REFER IN THE RISK FACTOR, ARE ENGAGED IN OR PLAN TO ENGAGE IN "ACTIVITIES THAT, IF PERFORMED BY A U.S. PERSON, WOULD BE ILLEGAL UNDER U.S. SANCTIONS." IF YOU ARE AWARE OF SUCH CURRENT


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SIMPSON THACHER & BARTLETT LLP

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     OR PLANNED ACTIVITIES, PLEASE IDENTIFY FOR US THE AFFILIATED PART(IES) AND
     DESCRIBE FOR US THE ACTIVITIES OF WHICH YOU ARE AWARE.

     The Company confirms that, other than North China Industries Corporation, the affiliate of China South Industries Group Corporation specifically identified on page 30, the Company is not aware of any of the affiliates of the Company or, to the best of the Company's knowledge, any of the entities or persons who would be the Company's affiliates or affiliates of Tianwei Yingli after China South Industries Group Corporation acquires the parent of Tianwei Baobian, is engaged in or plan to engage in "activities that, if performed by a U.S. person, would be illegal under U.S. sanctions."

3. WE NOTE YOUR REFERENCE TO AN APPLICATION FOR CONFIDENTIAL TREATMENT. WE WILL PROVIDE ANY COMMENTS RELATED TO YOUR REQUEST SEPARATELY. PLEASE RESOLVE ALL COMMENTS PRIOR TO REQUESTING ACCELERATION OF THIS REGISTRATION STATEMENT.

     The Company notes the Staff's comment.

                                    * * * * *

     If you have any questions regarding Amendment No. 1, please do not hesitate to contact me at (852) 2514-7630 (work) or (852) 9032-1314 (cell) or Blake
Dunlap at (852) 2514-7606 (work) or (852) 9052-3388 (cell).


                                            Very truly yours,


                                            /S/ Leiming Chen
                                            Leiming Chen

Enclosures

cc:  Mr. Liansheng Miao, Chairman and Chief Executive Officer
     Mr. Zongwei Li, Chief Financial Officer
         Yingli Green Energy Holding Company Limited
     Blake Dunlap
         Simpson Thacher & Bartlett LLP
     Chun Wei, Partner
         Sullivan & Cromwell LLP
     Simon Gleave, Partner
     Jessie Qian, Partner
         KPMG
     Kenneth Bunce, Partner
         KPMG USCMG Limited